Incorporated under the Canada Business Corporations Act
Constituée sous l'autorité de la Loi canadienne sur les sociétés par actions

ISIN: CA70470F3088
CUSIP: 70470F308

PEAK FINTECH GROUP INC.

NUMBER/NUMÉRO
5865810

SHARES/ACTIONS
*12345678901*************
12345678901**********
12345678901********
****12345678901**********
*****12345678901*********

This certifies that / Les présentes attestent que

** PROOF **

* PROOF * 5865810 * CA70470F3088 * 12345678901 ACTIONS ORDINAIRES ENTIÈREMENT LIBÉRÉES DE FULLY PAID AND NON-ASSESSABLE COMMO
N SHARES OF * PEAK FINTECH GROUP INC. * PROOF * 5865810 * CA70470F3088 * 12345678901 ACTIONS ORDINAIRES ENTIÈREMENT LIBÉRÉES
DE FULLY PAID AND NON-ASSESSABLE COMMON SHARES OF * PEAK FINTECH GROUP INC. * PROOF * 5865810 * CA70470F3088 * 12345678901 AC
TIONS ORDINAIRES ENTIÈREMENT LIBÉRÉES DE FULLY PAID AND NON-ASSESSABLE COMMON SHARES OF * PEAK FINTECH GROUP INC. * PROOF * 5
865810 * CA70470F3088 * 12345678901 ACTIONS ORDINAIRES ENTIÈREMENT LIBÉRÉES DE FULLY PAID AND NON-ASSESSABLE COMMON SHARES OF
* PEAK FINTECH GROUP INC. * PROOF * 5865810 * CA70470F3088 * 12345678901 ACTIONS ORDINAIRES ENTIÈREMENT LIBÉRÉES DE FULLY PA
ID AND NON-ASSESSABLE COMMON SHARES OF * PEAK FINTECH GROUP INC. * PROOF * 5865810 * CA70470F3088 * 12345678901 ACTIONS ORDIN
AIRES ENTIÈREMENT LIBÉRÉES DE FULLY PAID AND NON-ASSESSABLE COMMON SHARES OF * PEAK FINTECH GROUP INC. * PROOF * 5865810 * CA
70470F3088 * 12345678901 ACTIONS ORDINAIRES ENTIÈREMENT LIBÉRÉES DE FULLY PAID AND NON-ASSESSABLE COMMON SHARES OF * PEAK FIN

Is the registered holder of / est le détenteur immatriculé de

** 12345678901 **

* PROOF * 5865810 * CA70470F3088 * 12345678901 ACTIONS ORDINAIRES ENTIÈREME
NT LIBÉRÉES DE FULLY PAID AND NON-ASSESSABLE COMMON SHARES OF * PEAK FINTEC
H GROUP INC. * PROOF * 5865810 * CA70470F3088 * 12345678901 ACTIONS ORDINAI
RES ENTIÈREMENT LIBÉRÉES DE FULLY PAID AND NON-ASSESSABLE COMMON SHARES OF
* PEAK FINTECH GROUP INC. * PROOF * 5865810 * CA70470F3088 * 12345678901 AC

FULLY PAID AND NON-ASSESSABLE COMMON SHARES WITHOUT NOMINAL OR PAR VALUE OF
PEAK FINTECH GROUP INC.
transferable only on the books of the Company upon surrender of this Certificate properly endorsed by the holder hereof in person or by attorney. This Certificate shall not become valid until countersigned by the Transfer Agent and registered by the Registrar of the Company.

IN WITNESS WHEREOF the Company has caused this Certificate to be signed by the facsimile signature of its duly authorized officers.

ACTIONS ORDINAIRES SANS VALEUR NOMINALE, ENTIÈREMENT LIBÉRÉES ET NON SUSCEPTIBLES D'APPELS SUBSÉQUENTS, DE
GROUPE PEAK FINTECH INC.
transférables seulement aux livres de la Compagnie sur remise de ce certificat dûment endossé par le détenteur personnellement ou par son procureur. Ce certificat ne deviendra valide qu'après avoir été contresigné par l'agent des transferts et enregistré par l'agent chargé de la tenue des registres de la Compagnie.

EN FOI DE QUOI la Compagnie a fait signer ce certificat par le facsimilé de la signature de ses dirigeants dûment autorisés.

President and Chief Executive Officer
Président et chef de la direction

Chief Financial Officer
Chef des finances

Date / Le: JUL 19, 2021

Countersigned and Registered
AST Trust Company (Canada)
Transfer Agent and Registrar

By / Par: ______________________
Authorized signature / Signature autorisée

The shares are transferable at the principal offices of AST Trust Company (Canada) in Montreal, QC and Toronto, ON or at the office of American Stock Transfer & Trust Company, LLC in Brooklyn NY.

Les actions sont transférables au bureau de transfert principal de Société de fiducie AST (Canada) à Montréal, QC et Toronto, ON ou au bureau de American Stock Transfer & Trust Company, LLC à Brooklyn, NY.

SECURITY INSTRUCTIONS ON REVERSE — VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

Printed by DATA BUSINESS FORMS
6016006 0 G DUMMY PROOF 00069545 999999999 G4987171

5865810

For value received, the undersigned hereby sell(s), assign(s) and transfer(s) unto
Pour valeur reçue, le soussigné vend, cède et transporte à

____

(**Print** name(s) of person(s) to whom the securities are being transferred and the address for the register / **Écrivez** le nom de la ou des personnes à qui les titres sont transférés et l'adresse pour le registre)

____

____ shares/ actions
(number of shares if blank, deemed to be all / nombre d'actions - s'il n'y a rien d'écrit, la totalité est présumée)

of the Company represented by this certificate, and hereby irrevocably constitutes and appoints ____________________ the attorney of the undersigned to transfer the said securities with full power of substitution in this matter:
de la société représentées par le présent certificat et constitue et nomme irrévocablement par les présentes ____________________ procureur du ou des soussignés pour transférer lesdits titres avec plein pouvoir de substitution à cet égard:

Dated /
Fait le ____________________

Signature Guarantee(s)* /
Garantie des signatures*
(the transfer cannot be processed without acceptable guarantees of all signatures / le transfert ne peut être effectué sans une garantie acceptable de chaque signature)

Transferor(s) Signature(s)* /
Signature du ou des cédants*

____

____

____

* For transfers signed by the registered holder(s), their signature(s) must correspond with the name(s) on the certificate in every particular, without any changes.
In addition, every signature must be **Signature Guaranteed** by a Canadian Schedule 1 chartered bank, or a member of one of the recognized medallion programs - Securities Transfer Agents Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP) or New York Stock Exchange, Inc. Medallion Signature Program (MSP).

* Pour les transferts signés par le ou les détenteurs inscrits, chaque signature doit correspondre exactement avec le ou les noms sur le ou les certificats, sans aucun changement.
Aussi, chaque signature doit être garantie par une banque à charte de l'Annexe 1, ou un membre de l'un des programmes de garantie Medallion - Securities Transfer Agents Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP) ou New York Stock Exchange, Inc Medallion Signature Program (MSP).